November 14, 2016

VIA EMAIL AND MAIL

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Re:	American Brivision (Holding) Corporation
Registration Statement on Form S-1
Filed September 13, 2016
File No. 333-213618

Dear Ms. Hayes:

This letter is in response to the letter dated October 7, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to American Brivision (Holding) Corporation (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 submitted accompanying this Response Letter, is referred to as Amendment No. 1.

Cover Page

1.	Please provide the price as of the most recent date practicable.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on the cover page of the Amendment No. 1.

Reverse Merger

2.	Please disclose that the selling stockholders received their shares pursuant to the Share Exchange Agreement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 3 and 48 of the Amendment No. 1.

Our current products have certain side effects.

3.	Please revise the risk factor discussion to describe all serious adverse effects for each of your product candidates.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 9 of the Amendment No. 1.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

Our existing indebtedness may adversely affect our ability to obtain additional financing

4.	Please revise to quantify your outstanding debt. Additionally, add a separate risk factor indicating that your auditors issued a going concern opinion. The risk factor should discuss the potential consequences of a going concern opinion, including potential difficulty raising additional funds.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 16, 19 and F-4 of the Amendment No. 1.

Business Overview,

5.	We note your business strategy contemplates the integration of research achievements from medical institutions. Please revise your disclosure to explain to stockholders how you intend to integrate these achievements. For example, is your intention to contract for research and development for your current product candidates or license intellectual property rights relating to your current and future product candidates.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 22 and 31 of the Amendment No. 1.

Collaboration Agreement with BioLite,

6.	We note you provide some but not all of the material terms of your agreement. Please revise your prospectus to describe:

•	each parties’ rights and obligations;
•	the nature of the intellectual property rights transferred;
•	duration and termination provisions;
•	material payment provisions;
•	milestones, royalty rates or revenue sharing; and
•	aggregate amounts paid to date.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 31 of the Amendment No. 1.

In addition, it appears that Exhibit 10.2 is not incorporated by reference. Please revise the incorporation by reference in your Exhibit Index or file Exhibit 10.2 as an exhibit to the registration statement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the Exhibit Index of the Amendment No. 1. A copy of the Exhibit 10.2 has been filed as part of the Amendment No.1.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

Our Licensed Compound,

7.	We note your statements that “safety was approved” and “safety was proved.” Because approval of the FDA and other comparable regulatory agencies is dependent on such agencies’ making a determination (according to criteria specified in law and agency regulations) that a drug is both safe and effective, while you may state that you have met certain endpoints in clinical trials, it is premature for you to describe or suggest that your product candidate, or any other non-approved product is safe. Accordingly, please revise this section to eliminate any suggestion that your product has been or will ultimately be determined to be safe for purposes of granting marketing approval by the FDA or comparable agency.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure starting on page 31 of the Amendment No 1.

8.	Please discuss any completed or ongoing clinical and pre-clinical trials for your product candidates. The descriptions of your trials should include when they began, where they are being conducted, the number of participants, the method by which your products are administered, serious adverse effects, and primary and secondary endpoints. To the extent you have completed any trials, your discussion should describe your results. Lastly, please include the date any IND was filed, the sponsor, and the indication, or explain why an IND was not required for such trial.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure starting on page 31 of the Amendment No. 1.

9.	Please revise to describe the sources and availability of your product materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure starting on page 33 of the Amendment No. 1.

Market Opportunity and Growth Strategy/Business Plan,

10.	We refer to your description of competitive advantages of your business model. Please expand your disclosures to explain to investors how your business model: (i) allows you to obtain a return on investment in a shorter period of time and thus improve your cash flow circumstances; and (ii) will create sustainable income to develop to your company.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure starting on page 33 of the Amendment No. 1.

Intellectual Property,

11.	To the extent the products you licensed from BioLite are dependent on patents or are the subject of patent applications, please disclose:

•	the type of patent protection (e.g. composition of matter, use or process) and the products to which they relate;
•	patent expiration dates or expected expiration dates for patent applications; and
•	identification of the applicable jurisdictions where patents are granted or where patent applications are pending.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 34 of the Amendment No. 1.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

Management,

12.	Please note you have identified Eugene Jiang and Kira Huang as the Chief Executive Officer. Please revise to clarify which individual serves as the Chief Financial Officer.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 37 of the Amendment No. 1.

Code of Ethics

13.	The hyperlink provided directs the user to the One Horizon Group, Inc. Code of Ethics. Please update the hyperlink.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 38 of the Amendment No. 1 and Exhibit 14.1.

Outstanding Equity Awards at Fiscal Year End

14.	Please disclose the number of options that have vested, the exercise price and the expiration date

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 41 of the Amendment No. 1.

Employment Contracts

15.	Please revise the discussion to include the term, termination provisions, and duration of the agreement.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 42 of the Amendment No. 1.

Selling Stockholders

16.	We note the potential aggregate percentage ownership of common stock after the offering is in excess of 100%. Please advise us or revise to provide the percentage ownership of the class of each stockholder listed in your table following the offering.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 47 of the Amendment No. 1.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

Financial Statements

Table of Contents, page F-1

17.	Consistent with your disclosure in the Accounting Treatment of the Merger discussion on page 21, please remove the audited annual financial statements of Metu Brands, Inc. and provide the audited annual financial statements of The Company, the accounting acquirer in your February 8, 2016 Share Exchange transaction.

We have provided the audited financial statements of The Company as of September 30, 2015, in the Amendment No. 1.

18.	In providing the financial statements identified in the preceding comment, please address the following additional comments:
•	Tell us whether The Company had any predecessor operations prior to its formation on July 21, 2015. If so, please provide audited annual and unaudited interim financial information for these predecessor operations for the fiscal year ended September 30, 2014 and the period from October 1, 2014 through July 21,2015.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-5 of the Amendment No. 1. The Company had no predecessor operations prior to its formation on July 21, 2015.

•	Have your September 30, 2015 annual financial statements presented in your Form 8- K filed on February 16, 2016 re-audited by an auditor registered with the Public Company Accounting Oversight Board, or PCAOB. In this regard, it is apparent that AWC (CPA) Limited, Certified Public Accountants is not registered with the PCAOB. Otherwise tell us why your historical financial statements do not need to be audited by an accountant registered with the PCAOB and reference for us that authoritative guidance you rely upon to support your position.

AWC (CPA) Limited (“AWC”), the Certified Public Accountants that audited the September 30, 2015, annual financial statements presented in the Form 8-K filed February 16, 2016, was indeed registered with the PCAOB when the auditor’s opinion for the period ended September 30, 2015 was issued on February 16, 2016. AWC subsequently merged with another PCAOB registered firm and became Centurion ZD CPA Limited (“Centurion ZD”) which is currently registered with the PCAOB. Centurion ZD has issued the auditor’s opinion of the re-audit of The Company for the period ended September 30, 2015.

•	To the extent your auditor is located in the People’s Republic of China, or PRC, provide a risk factor indicating the restrictions on PCAOB inspection of auditors in the PRC and the risk inherent from investor’s not having the benefit that these inspections can provide.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 18 of the Amendment No. 1.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

•	Revise the equity section and the related earnings per share computations of your historical financial statements to reflect your historical share transactions adjusted for the effective exchange ratio inherent in the February 8, 2016 Share Exchange transaction.

In response to Staff’s comments, the Registration Statement has been revised. In the Amendment No. 1, our historical financial statements have been revised to reflect the historical share transactions adjusted for the effective exchange ratio inherent in the February 8, 2016 Share Exchange transaction.

Condensed Consolidated Balance Sheets

19.	Please provide disclosure in a footnote and in the liquidity and capital resources discussion in MD&A regarding the terms of your $2,050,000 short-term loan. In your disclosure, provide from whom you borrowed this money and the repayment terms.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on pages 28 and F-8 of the Amendment No. 1.

Condensed Consolidated Statements of Operations

20.	Provide a statement of operation for the nine months ended June 30, 2016 or tell us why one is not required to be presented.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page F-12 of the Amendment No. 1.

Condensed Consolidated Statements of Cash Flow

21.	With regard to the statement of cash flows:
•	Explain to us how your operations provided cash in the period from July 21, 2015 to September 30, 2015 when you report no revenues.

The Company received the funds through the proceeds from issuance of shares of The Company with $948,859 during the period from July 21, 2015 (inception) to September 30, 2015.

•	Tell us why you show $3.5 million as the increase in prepayment when you paid $2.6 million in cash.

$3.5 million was the first installment per the Milestone Payment Agreement of the Collaborative Agreement, whereby the Company has agreed to pay the Milestone Payment to BioLite with $2,600,000 in cash and $900,000 in newly issued shares of its common stock, at the price of $1.60 per share, for an aggregate number of 562,500 shares. The cash payment and shares issuance were completed in June 2016.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

•	Confirm that you received cash of $897,521 in 2016 and $948,959 in 2015 from issuance of shares.

The Company received $948,959 as of September 30, 2015 from issuance of shares. During the period ended June 30, 2016, it issued shares of its common stock, at the price of $1.60 per share, for an aggregate number of 562,500 shares. Hence, $897,521 was not the cash received from issuance of shares. We revised the statement of cash flow to present this item under non-cash financing activities accordingly.

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Cash and Cash Equivalents

22.	You disclose that all of your cash deposits are held in a financial institution located in the PRC. Please tell us the extent of your operations in the PRC. Describe for us what legal entities, if any, you own or control in the PRC and your basis for consolidating these entities in your financial statements. Reference for us the authoritative literature you relied upon to support your accounting.

The Company does not own or control any legal entities in the PRC. We have made this disclosure on Page F-7 of the Amendment No. 1.

Note 3: Collaborative Agreement

23.	Please address the following comments related to your accounting for the agreement with BioLite, Inc., referencing for us the authoritative literature you relied upon to support your accounting:
•	Tell us why it is appropriate to record the $3.5 million upfront payment you made as an intangible asset, consistent with your disclosure in the second paragraph on page F-8. In your response clarify how you account for each of the five products licensed and how each has alternative future uses as stipulated in ASC 730-10-25-2c.
•	If you can support accounting and classification as an intangible asset, tell us:

o     Why you classify the payment as a “prepayment” current asset on your June 30, 2016 balance sheet; and

o     Why it is appropriate to defer amortization until your first commercial sale as disclosed in the second paragraph on page F-8.

•	Indicate in the disclosure if any of the total consideration of $100 million is contingent.

$3.5 million was related to the upfront payment for the Collaborative Agreement with BioLite in which Biolite granted us sole licensing rights for drug and therapeutic use of five products: BLI-1005 CNS-Major Depressive Disorder; BLI-1008 CNS-Attention Deficit Hyperactivity Disorder; BLI-1401-1 Anti-Tumor Combination Therapy-Solid Tumor with Anti-PD-1; BLI-1401-2 Anti-Tumor Combination Therapy-Triple Negative Breast Cancer; and BLI-1501 Hematology-Chronic Lymphocytic Leukemia, in USA and Canada. This upfront payment was based on the milestones set in the Collaborative Agreement which will be completed upon the delivery of NDA package.

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

As of June 2016, since the Company was uncertain the timeline of the development of the product, the prepayment was treated as prepayment in current assets. We reclassified this amount into prepayment in non-current assets in the S-1/A. We treated this upfront payment as prepayment instead of intangible assets since the current stage of licensing rights is incomplete and the technology is premature to be used. Per the milestones set in the Collaborative Agreement, the process only reached upfront payment without further development yet.

Per the Collaborative Agreement, the duration term was stated as “This Collaborative Agreement shall, once signed by both Parties, remain in effect for fifteen (15) years as of the first commercial sales of the Product in the Territory and automatically renew for 5 more years unless either Party gives the other Party six (6) month written notice of termination prior to the expiration date of the term.”

Although the agreement was already signed, the related revenue capability (first commercial sales of the product) was not yet begun and the revenue recognition was not triggered. Therefore, we defer the amortization until the first commercial sales of the Product occurs and the Collaborative Agreement commences.

Since the milestone of the Collaborative Agreement only reached the upfront payment stage (first step), the development of the 5 products under the Agreement was uncertain. The Company cannot reasonably estimate the outcome and hence the amount of contingency.

Other Items

24.	Provide the required disclosure pursuant to Item 101(h)(5) of Regulation S-K, reports to security holders.

In response to Staff’s comments, the Registration Statement has been revised. Please refer to the revised disclosure on page 50 of the Amendment No. 1.

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Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

November 14, 2016

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

Kira Huang
Chief Financial Officer
American Brivision (Holding) Corporation

cc:       Joan Wu, Esq.